Exhibit 99.1

TuanChe Announces UNAUDITED Third Quarter 2019 Financial Results

BEIJING, November 26, 2019 – TuanChe Limited (“TuanChe” or the “Company”) (NASDAQ: TC), a leading omni-channel automotive marketplace in China, today announced its unaudited financial results for the third quarter and first nine months ended September 30, 2019.

Third Quarter 2019 Financial and Operating Highlights Compared with the Prior Year Period

•	Net revenues decreased by 12.7% to RMB135.6 million (US$19.0 million) from RMB155.3 million.

•	Gross profit decreased by 14.5% to RMB93.2 million (US$13.0 million) from RMB109.1 million. Gross margin decreased to 68.7% from 70.2%.

•	Quarterly number of auto shows organized increased by 3.4% to 212 in 150 cities from 205 auto shows in 122 cities across China. A total of 192 special promotion events were organized during the quarter.

•	Quarterly number of automobile sales transactions facilitated decreased by 6.0% to 76,798 from 81,742, and the quarterly Gross Merchandise Volume (“GMV”) of new automobiles sold decreased by 0.9% to RMB10.5 billion (US$1.5 billion) from RMB10.6 billion.

•	Geographic coverage of sales operations further expanded to 148 cities as of September 30, 2019, from 131 cities as of September 30, 2018.

First Nine Months 2019 Financial and Operating Highlights Compared with the Prior Year Period

•	Net revenues increased by 8.8% to RMB462.0 million (US$64.6 million) from RMB424.6 million.

•	Gross profit increased by 7.2% to RMB326.1 million (US$45.6 million) from RMB304.3 million. Gross margin decreased to 70.6% from 71.7%.

•	The number of auto shows organized during the first nine months of 2019 increased by 41.2% to 734 in 233 cities from 520 auto shows in 148 cities across China. A total of 358 special promotion events were organized for the first nine months of 2019.

•	The number of automobile sales transactions facilitated during the first nine months of 2019 increased by 9.7% to 251,883 from 229,654, and the GMV of new automobiles sold during the first nine months of 2019 increased by 6.3% to RMB34.0 billion (US$4.8 billion) from RMB32.0 billion.

Mr. Wei Wen, Chairman and Chief Executive Officer of TuanChe, commented, “During the third quarter of 2019, we continued to bolster our core auto show business, accelerate the development of our online marketing services, and cultivate additional collaboration opportunities with strategic partners to drive long-term growth. Facing the continuing macroeconomic and industry-wide headwinds, we adopted a more prudent expansion strategy to optimize the efficiency of our geographic coverage and refine our cost structures. We also made headway in the development of our special promotion events, which have become an integral component of our current growth strategy. Going forward, we plan to continue leveraging our in-depth automotive domain expertise, proven transaction facilitation capabilities, and highly-appealing value propositions for both OEMs and auto dealers. Although the adverse market conditions will continue to impact our financial and operating performances in the near-term, we are confident that our ongoing efforts to fortify our position as the leading omni-channel sales platform and cultivate additional revenue streams will assure our growth prospects in the long term.”

Mr. Zhihai Mao, Chief Financial Officer of TuanChe, stated, “Hampered by the underwhelming performance of China’s automotive market in 2019, net revenues in the third quarter decreased by 12.7% year over year to RMB135.6 million. However, despite this temporary setback, we have actively taken measures to reposition our business and bolster our growth prospects for the long-term. As part of these efforts, for example, we cultivated new growth drivers, such as our special promotion events and online marketing services. As a result, during the quarter, service fees generated from our special promotion events increased to RMB6.0 million while virtual dealership, online marketing services and other revenues increased to RMB5.9 million, compared to RMB1.7 million in the prior year period. Looking ahead, we expect industry headwinds to persist, continuing to impact our financial performance throughout the remainder of 2019. However, we remain confident that our market-leading position, growing network coverage, new business initiatives, and prudent cost and expense structures have laid the foundation for our growth in the long term.”

Recent Business Developments

On October 21, 2019, the Company announced that it had signed a strategic partnership with Tmall Auto, the automotive arm of Alibaba Group’s (NYSE: BABA) Tmall, China's largest e-commerce platform for brands and retailers. This partnership will further enable both TuanChe and Tmall Auto to collaborate and explore additional growth opportunities throughout the entirety of China’s automotive transaction value chain.

Moreover, Tmall Auto will work with TuanChe to integrate its online resources, e-commerce infrastructure, and big data analysis capabilities with TuanChe’s expansive national coverage and proven track record managing both offline automotive operations and sales events. Both companies plan to jointly integrate a new data-driven, smart, online-to-offline automotive transaction service while further expanding each other’s customer bases and enhancing the car-purchasing experience for consumers.

Unaudited Third Quarter 2019 Financial Results

Net Revenues

Net revenues in the third quarter of 2019 decreased by 12.7% to RMB135.6 million (US$19.0 million) from RMB155.3 million in the prior year period. The decrease was mainly due to the decrease of offline marketing services, which decreased by 15.6% year over year to RMB129.7 million (US$18.1 million) from RMB153.6 million in the prior year period. The decrease was partially offset by the accelerated growth of the Company’s new business initiatives, including virtual dealership and online marketing services.

•	Offline marketing services revenues generated from auto shows in the third quarter of 2019 decreased by 19.5% to RMB123.6 million (US$17.3 million) from RMB153.6 million in the prior year period, primarily due to the slowing macro economy and industry-wide challenges. Revenues generated from special promotion events in the third quarter of 2019 were RMB6.0 million (US$0.8 million) compared to nil in the prior year period.

•	Virtual dealership, online marketing services and other revenues were RMB5.9 million (US$0.8 million) in the third quarter of 2019 compared to RMB1.7 million in the prior year period.

Gross Profit

Gross profit in the third quarter of 2019 decreased by 14.5% to RMB93.2 million (US$13.0 million) from RMB109.1 million in the prior year period. Gross margin decreased to 68.7% in the third quarter of 2019 from 70.2% in the prior year period.

Total Operating Expenses and Loss from Continuing Operations

Total operating expenses in the third quarter of 2019 decreased by 1.3% to RMB146.0 million (US$20.4 million) from RMB148.0 million in the prior year period.

•	Selling and marketing expenses in the third quarter of 2019 decreased by 8.9% to RMB108.8 million (US$15.2 million) from RMB119.5 million in the prior year period, primarily due to decreases in staff compensation expenses as well as online advertising and promotion expenses. Selling and marketing expenses included staff compensation expenses of RMB37.4 million (US$5.2 million) in the third quarter of 2019 compared to RMB43.6 million in the prior year period, including share-based compensation expenses of RMB1.6 million (US$0.2 million) in the third quarter of 2019 compared to RMB18.0 million in the prior year period.

•	General and administrative expenses in the third quarter of 2019 increased by 9.0% to RMB25.0 million (US$3.5 million) from RMB23.0 million in the prior year period, largely due to increased headcount as a result of the Company’s business expansion, increased allowance for doubtful accounts, as well as professional fees and ongoing expenses as a public company.

•	Research and development expenses in the third quarter of 2019 increased by 122.1% to RMB12.2 million (US$1.7 million) from RMB5.5 million in the prior year period, mainly driven by an increased headcount as a result of the Company's recent business expansion.

Loss from continuing operations was RMB52.8 million (US$7.4 million) in the third quarter of 2019 compared to RMB38.9 million in the prior year period.

Net loss attributable to the Company’s Shareholders and Non-GAAP Measures

Net loss attributable to the Company’s shareholders in the third quarter of 2019 was RMB46.8 million (US$6.5 million) compared to RMB50.4 million in the prior year period. Basic and diluted loss per ordinary share from continuing operations were both RMB0.16 (US$0.02) in the third quarter of 2019 compared to RMB0.47 in the prior year period.

Adjusted net loss attributable to the Company’s shareholders was RMB37.6 million (US$5.3 million) in the third quarter of 2019 compared to RMB8.2 million in the prior year period. Adjusted basic and diluted loss per ordinary share were both RMB0.13 (US$0.02) in the third quarter of 2019 compared to RMB0.08 in the prior year period.

Adjusted EBITDA was a loss of RMB37.9 million (US$5.3 million) in the third quarter of 2019 compared to a loss of RMB7.6 million in the prior year period.

For details on the calculation of and reconciliation to the nearest GAAP measures for each of adjusted net income attributable to the Company’s shareholders, adjusted earnings per ordinary share, and adjusted EBITDA, please reference sections titled “Use of Non-GAAP Financial Measures” and “Reconciliation of Non-GAAP and GAAP Results.”

Balance Sheet and Cash Flow

As of September 30, 2019, the Company had cash and cash equivalents of RMB291.7 million (US$40.8 million). Net cash used in operating activities in the third quarter of 2019 was RMB55.7 million (US$7.8 million) compared to net cash used in operating activities of RMB12.0 million in the prior year period.

Unaudited First Nine Months 2019 Financial Results

Net Revenues

Net revenues in the first nine months of 2019 increased by 8.8% to RMB462.0 million (US$64.6 million) from RMB424.6 million in the prior year period. The increase was mainly driven by the revenue growth from offline marketing services which increased by 5.4% year over year to RMB445.7 million (US$62.3 million) from RMB422.8 million in the prior year period, as well as the accelerated growth of the Company’s new business initiatives, including virtual dealership and online marketing services.

•	Offline marketing services revenues generated from auto shows in the first nine months of 2019 increased by 2.4% to RMB433.0 million (US$60.6 million) from RMB422.8 million in the prior year period, primarily due to (1) the increased number of cities in which the Company operated; and (2) the increased number of auto shows organized and booths offered to industry customers, including franchised dealers, automakers, and automotive service providers. Revenues generated from special promotion events in the first nine months of 2019 were RMB12.6 million (US$1.8 million) compared to nil in the prior year period.

•	Virtual dealership, online marketing services and other revenues were RMB16.3 million (US$2.3 million) in the first nine months of 2019 compared to RMB1.9 million in the prior year period.

Gross Profit

Gross profit in the first nine months of 2019 increased by 7.2% to RMB326.1 million (US$45.6 million) from RMB304.3 million in the prior year period. Gross margin decreased to 70.6% in the first nine months of 2019 from 71.7% in the prior year period.

Total Operating Expenses and Loss from Continuing Operations

Total operating expenses in the first nine months of 2019 increased by 45.9% to RMB518.1 million (US$72.4 million) from RMB355.1 million in the prior year period, mainly due to the Company’s business expansion.

•	Selling and marketing expenses in the first nine months of 2019 increased by 43.6% to RMB412.4 million (US$57.7 million) from RMB287.2 million in the prior year period, primarily due to increases in staff compensation expenses as well as advertising and promotion expenses. Selling and marketing expenses included staff compensation expenses of RMB186.2 million (US$26.1 million) in the first nine months of 2019 compared to RMB79.9 million in the prior year period, including share-based compensation expenses of RMB76.0 million (US$10.6 million) in the first nine months of 2019 compared to RMB25.2 million in the prior year period.

•	General and administrative expenses in the first nine months of 2019 increased by 39.4% to RMB76.1 million (US$10.6 million) from RMB54.6 million in the prior year period, largely due to increased headcount as a result of the Company’s business expansion, increased allowance for doubtful accounts, as well as professional fees and ongoing expenses as a public company.

•	Research and development expenses in the first nine months of 2019 increased by 121.8% to RMB29.6 million (US$4.1 million) from RMB13.3 million in the prior year period.

Loss from continuing operations was RMB191.9 million (US$26.8 million) in the first nine months of 2019 compared to RMB50.7 million in the prior year period.

Net loss attributable to the Company’s Shareholders and Non-GAAP Measures

Net loss attributable to the Company’s shareholders in the first nine months of 2019 was RMB182.9 million (US$25.6 million) compared to RMB83.8 million in the prior year period. Basic and diluted loss per ordinary share from continuing operations were both RMB0.62 (US$0.09) in the first nine months of 2019 compared to RMB0.81 in the prior year period.

Adjusted net loss attributable to the Company’s shareholders was RMB82.4 million (US$11.5 million) in the first nine months of 2019 compared to RMB4.9 million in the prior year period. Adjusted basic and diluted loss per ordinary share were both RMB0.28 (US$0.04) in the first nine months of 2019 compared to RMB0.05 in the prior year period.

Adjusted EBITDA was a loss of RMB86.1 million (US$12.0 million) in the first nine months of 2019 compared to a loss of RMB1.0 million in the prior year period.

For details on the calculation of and reconciliation to the nearest GAAP measures for each of adjusted net income attributable to the Company’s shareholders, adjusted earnings per ordinary share, and adjusted EBITDA, please reference sections titled “Use of Non-GAAP Financial Measures” and “Reconciliation of Non-GAAP and GAAP Results.”

Business Outlook

For the fourth quarter of 2019, the Company expects net revenues to range from approximately RMB180 million to RMB190 million, representing a year-over-year approximate decrease of 20.5% to 16.1%. This forecast reflects the Company's current and preliminary views on the market and operational conditions, which are subject to change.

Share Repurchase Program

On June 17, 2019, TuanChe announced that its board of directors had authorized a share repurchase program of up to US$20.0 million worth of the Company’s ADSs for a period not to exceed 12 months beginning on June 17, 2019. As of September 30, 2019, the Company had repurchased 427,738 ADSs for approximately US$2.0 million under this program.

Conference Call Information

TuanChe's management will hold a conference call on Tuesday, November 26, 2019, at 8:00 A.M. Eastern Time or 9:00 P.M. Beijing Time on the same day to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	+65-6713-5090
United States Toll Free:	+1-866-519-4004
Mainland China:	400-620-8038
Hong Kong, China Toll Free:	800-906-601
Conference ID:	4189837

The replay will be accessible through December 4, 2019, by dialing the following numbers:

International:	+61-2-8199-0299
United States Toll Free:	+1-855-452-5696
Conference ID:	4189837

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://ir.tuanche.com/.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB7.1477 to US$1.00, the noon buying rate in effect on September 30, 2019 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on September 30, 2019, or at any other rate.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development as well as business outlook, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Use of Non-GAAP Financial Measures

To supplement the Company’s condensed consolidated quarterly financial information which are presented in accordance with U.S. GAAP, the Company also uses adjusted net loss, adjusted net loss per share and adjusted EBITDA as additional non-GAAP financial measures. The Company presents these non-GAAP financial measures because they are used by the Company’s management to evaluate its operating performance. The Company also believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company’s consolidated results of operations in the same manner as its management and in comparing financial results across accounting periods and to those of the Company’s peer companies.

The Company defines adjusted net income/loss as net loss excluding the impact of fair value loss of warrant, share-based compensation expenses and impairment of investment. The Company defines adjusted net income/loss per share as adjusted net income/ loss divided by the weighted average number of ordinary shares. The Company defines adjusted EBITDA as net profit/loss excluding the impact of depreciation and amortization, interest (expenses)/income, net, fair value loss of warrant, share-based compensation expenses and impairment of investment. The Company believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company’s operating results. These non-GAAP financial measures adjust for the impact of items that the Company does not consider indicative of the operational performance of the Company’s business and should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of the Company’s operating performance.

In addition, the non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect the Company’s operations. Interest income or expenses, depreciation and amortization, fair value loss of warrant , share-based compensation expenses and impairment of investment have been and may continue to be incurred in the Company’s business and are not reflected in the presentation of these non-GAAP measures. Further, these non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure. Investors are encouraged to compare the historical non-GAAP financial measures with the most directly comparable GAAP measures.

About TuanChe

Founded in 2010, TuanChe Limited (NASDAQ: TC) is a leading omni-channel automotive marketplace in China. TuanChe offers services to connect automotive consumers with various industry players such as automakers, dealers and other automotive service providers. TuanChe provides automotive marketing and transaction related services by integrating its online platforms with offline sales events. Through its integrated marketing solutions, TuanChe turns individual and isolated automobile purchase transactions into large-scale collective purchase activities by creating an interactive many-to-many environment. TuanChe also provides virtual dealership services by connecting automakers and franchised dealerships with secondary dealers, which ultimately helps automakers penetrate and expand into lower-tier cities. Furthermore, leveraging its proprietary data analytics and advanced digital marketing system, TuanChe’s online marketing service platform helps industry customers increase the efficiency and effectiveness of their advertising placements. For more information, please contact ir@tuanche.com.

For investor and media inquiries, please contact:

TuanChe Limited

Cynthia Tan

Tel: +86-10-6398-6232

Email: ir@tuanche.com

ICR, Inc.

Jack Wang

Tel: +1-646-405-6148

Email: tuanche@icrinc.com

TUANCHE LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands, except as noted)

	As of,
	December 31,2018	September 30, 2019
	RMB Audited	RMB Unaudited	US$ Unaudited
ASSETS
Current assets:
Cash and cash equivalents	578,558	291,740	40,816
Accounts receivable, net	52,255	81,101	11,346
Prepayment and other current assets	68,819	206,074	28,831
Total current assets	699,632	578,915	80,993
Non-current assets:
Property, equipment and software, net	11,636	17,471	2,444
Long-term investments	4,390	7,994	1,118
Other non-current assets	10,267	9,897	1,385
Total non-current assets	26,293	35,362	4,947
Total assets	725,925	614,277	85,940
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	6,996	7,342	1,027
Advances from customers	14,704	25,358	3,548
Salary and welfare benefits payable	48,835	44,304	6,198
Other taxes payable	16,974	23,108	3,233
Other current liabilities	36,426	27,245	3,812
Total current liabilities	123,935	127,357	17,818
Non-current liabilities:
Other non-current liabilities	-	2,330	326
Total non-current liabilities	-	2,330	326
Total liabilities	123,935	129,687	18,144
Shareholders’ equity:
Class A ordinary shares	166	166	24
Class B ordinary shares	35	35	5
Treasury stock	-	(47,888)	(6,700)
Additional paid-in capital	1,077,183	1,183,173	165,532
Accumulated deficit	(468,026)	(650,972)	(91,075)
Accumulated other comprehensive loss	(7,368)	876	123
Total equity attributable to equity shareholders of the company	601,990	485,390	67,909
Non-controlling interests	-	(800)	(113)
Total shareholders’ equity	601,990	484,590	67,796
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	725,925	614,277	85,940

TUANCHE LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands, except share and per share data)

	For the three months ended September 30,
	2018	2019
	RMB Unaudited	RMB Unaudited	US$ Unaudited
Continuing operations
Net revenues
Offline Marketing Services:
Auto shows	153,570	123,631	17,297
Special promotion events	-	6,036	844
Virtual dealership, online marketing services and others	1,702	5,913	827
Total net revenues	155,272	135,580	18,968

Cost of revenues	(46,217)	(42,377)	(5,929)

Gross profit	109,055	93,203	13,039

Operating expenses:
Selling and marketing expenses	(119,494)	(108,801)	(15,222)
General and administrative expenses	(22,982)	(25,049)	(3,503)
Research and development expenses	(5,484)	(12,182)	(1,704)
Total operating expenses	(147,960)	(146,032)	(20,429)
Loss from continuing operations	(38,905)	(52,829)	(7,390)
Other expenses:
Interest (expenses)/income, net	(308)	1,240	173
Exchange gain	725	515	72
Investment (loss)/income	(246)	278	39
Change in fair value of warrant	(338)	-	-
Impairment of investment	-	-	-
Others, net	(69)	3,320	465
Loss from continuing operations before income taxes	(39,141)	(47,476)	(6,641)
Income tax expense	-	-	-
Net loss from continuing operations	(39,141)	(47,476)	(6,641)
Discontinued operations
Gain from disposal of discontinued operations before income taxes	-	-	-
Loss from discontinued operations before income taxes	-	-	-
Income tax expense, net	-	-	-
Net loss from discontinued operations	-	-	-
Net loss	(39,141)	(47,476)	(6,641)

TUANCHE LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)

(Amount in thousands, except share and per share data)

	For the three months ended September 30,
	2018	2019
	RMB Unaudited	RMB Unaudited	US$ Unaudited
Accretions to preferred shares redemption value	(11,262)	-	-
Net loss attributable to the TuanChe Limited’s shareholders	(50,403)	(46,757)	(6,540)
Net loss attributable to the NCI	-	(719)	(101)
Net loss	(39,141)	(47,476)	(6,641)
Other comprehensive income:
Foreign currency translation adjustments	6,014	6,828	955
Total other comprehensive income	6,014	6,828	955
Total comprehensive loss	(33,127)	(40,648)	(5,686)
Accretions to preferred shares redemption value	(11,262)	-	-
Comprehensive loss attributable to:
Equity shareholders of the company	(44,389)	(39,929)	(5,585)
Non-controlling interests	-	(719)	(101)
Net loss attributable to the TuanChe Limited’s ordinary shareholders per share from continuing operations
Basic	(0.47)	(0.16)	(0.02)
Diluted	(0.47)	(0.16)	(0.02)
Net loss attributable to the TuanChe Limited’s ordinary shareholders per share from discontinuing operations
Basic	-	-	-
Diluted	-	-	-
Weighted average number of ordinary shares
Basic	106,922,742	293,839,627	293,839,627
Diluted - continuing operations	106,922,742	293,839,627	293,839,627
Diluted - discontinuing operations	-	-	-

TUANCHE LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands, except share and per share data)

	For the nine months ended September 30,
	2018	2019
	RMB Unaudited	RMB Unaudited	US$ Unaudited
Continuing operations
Net revenues
Offline Marketing Services:
Auto shows	422,754	433,006	60,580
Special promotion events	-	12,645	1,769
Virtual dealership, online marketing services and others	1,852	16,311	2,282
Total net revenues	424,606	461,962	64,631

Cost of revenues	(120,271)	(135,816)	(19,001)

Gross profit	304,335	326,146	45,630

Operating expenses:
Selling and marketing expenses	(287,167)	(412,444)	(57,703)
General and administrative expenses	(54,560)	(76,051)	(10,639)
Research and development expenses	(13,325)	(29,554)	(4,135)
Total operating expenses	(355,052)	(518,049)	(72,477)
Loss from continuing operations	(50,717)	(191,903)	(26,847)
Other expenses:
Interest (expenses)/income, net	(3,180)	5,953	833
Exchange gain/ (loss)	1,218	(424)	(59)
Investment loss	(46)	(797)	(111)
Change in fair value of warrant	(3,842)	-	-
Impairment of investment	-	(1,000)	(140)
Others, net	(214)	4,425	619
Loss from continuing operations before income taxes	(56,781)	(183,746)	(25,705)
Income tax expense	-	-	-
Net loss from continuing operations	(56,781)	(183,746)	(25,705)
Discontinued operations
Gain from disposal of discontinued operations before income taxes	771	-	-
Loss from discontinued operations before income taxes	(4,383)	-	-
Income tax expense, net	-	-	-
Net loss from discontinued operations	(3,612)	-	-
Net loss	(60,393)	(183,746)	(25,705)

TUANCHE LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)
(Amount in thousands, except share and per share data)

	For the nine months ended September 30,
	2018	2019
	RMB Unaudited	RMB Unaudited	US$ Unaudited
Accretions to preferred shares redemption value	(23,451)	-	-
Net loss attributable to the TuanChe Limited’s shareholders	(83,844)	(182,946)	(25,592)
Net loss attributable to the NCI	-	(800)	(113)
Net loss	(60,393)	(183,746)	(25,705)
Other comprehensive income:
Foreign currency translation adjustments	9,110	8,244	1,153
Total other comprehensive income	9,110	8,244	1,153
Total comprehensive loss	(51,283)	(175,502)	(24,552)
Accretions to preferred shares redemption value	(23,451)	-	-
Comprehensive loss attributable to:
Equity shareholders of the company	(74,734)	(174,702)	(24,439)
Non-controlling interests	-	(800)	(113)
Net loss attributable to the TuanChe Limited’s ordinary shareholders per share from continuing operations
Basic	(0.81)	(0.62)	(0.09)
Diluted	(0.81)	(0.62)	(0.09)
Net loss attributable to the TuanChe Limited’s ordinary shareholders per share from discontinuing operations
Basic	(0.04)	-	-
Diluted	(0.04)	-	-
Weighted average number of ordinary shares
Basic	99,470,888	295,182,891	295,182,891
Diluted - continuing operations	99,470,888	295,182,891	295,182,891
Diluted - discontinuing operations	99,470,888	-	-

TUANCHE LIMITED
RECONCILIATION OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except share and per share data)

	For the three months ended September 30,
	2018	2019
	RMB Unaudited	RMB Unaudited	US$ Unaudited
Net loss	(39,141)	(47,476)	(6,641)
Add:
Depreciation and amortization	323	944	132
Interest expense, net	308	-	-
Subtract:
Interest income, net	-	1,240	173
EBITDA	(38,510)	(47,772)	(6,682)
Add:
Fair value loss of warrant	338	-	-
Share-based compensation expenses	30,614	9,891	1,384
Impairment of investment	-	-	-
Adjusted EBITDA	(7,558)	(37,881)	(5,298)

Net loss	(39,141)	(47,476)	(6,641)
Add:
Fair value loss of warrant	338	-	-
Share-based compensation expenses	30,614	9,891	1,384
Impairment of investment	-	-	-
Adjusted net loss	(8,189)	(37,585)	(5,257)

Weighted average number of ordinary shares
Basic	106,922,742	293,839,627	293,839,627
Diluted	106,922,742	293,839,627	293,839,627
Adjusted net loss per share from continuing operations
Basic	(0.08)	(0.13)	(0.02)
Diluted	(0.08)	(0.13)	(0.02)

TUANCHE LIMITED
RECONCILIATION OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except share and per share data)

	For the nine months ended September 30,
	2018	2019
	RMB Unaudited	RMB Unaudited	US$ Unaudited
Net loss	(60,393)	(183,746)	(25,705)
Add:
Depreciation and amortization	726	2,342	328
Interest expense, net	3,180	-	-
Subtract:
Interest income, net	-	5,953	833
EBITDA	(56,487)	(187,357)	(26,210)
Add:
Fair value loss of warrant	3,842	-	-
Share-based compensation expenses	51,627	100,300	14,032
Impairment of investment	-	1,000	140
Adjusted EBITDA	(1,018)	(86,057)	(12,038)

Net loss	(60,393)	(183,746)	(25,705)
Add:
Fair value loss of warrant	3,842	-	-
Share-based compensation expenses	51,627	100,300	14,032
Impairment of investment	-	1,000	140
Adjusted net loss	(4,924)	(82,446)	(11,533)

Weighted average number of ordinary shares
Basic	99,470,888	295,182,891	295,182,891
Diluted	99,470,888	295,182,891	295,182,891
Adjusted net loss per share from continuing operations
Basic	(0.05)	(0.28)	(0.04)
Diluted	(0.05)	(0.28)	(0.04)